Monthly Report - October, 2021

			     Global Macro Trust

			STATEMENT OF INCOME AND EXPENSE



					        Current Month     Year to Date
Income:
   Gain (loss) on trading of futures, forward
   and option contracts:
   Realized gain(loss) on closed contracts $        2,811,353       13,263,901
Change in unrealized gain (loss) on open            2,252,147      (1,526,877)
        contracts

Net gain (loss) from U.S. Treasury
   obligations:
   Realized gain (loss) from U.S.Treasury               (293)            (785)
      obligations
   Change in unrealized gain (loss) from U.S.         (2,271)            2,371
      Treasury obligations
Interest Income (Expense)		                2,204           26,139
Foreign exchange gain (loss) on margin deposits            80        (322,176)
				                 ------------    -------------
Total: Income 				            5,063,220       11,442,573

Expenses:
   Brokerage commissions 		              364,118        3,778,600
   Management fee 			               42,534          419,644
   20.0% New Trading Profit Share 	                    0                0
   Custody fees 		       	                  801           21,868
   Administrative expense 	       	               70,282          718,584
					         ------------    -------------
Total: Expenses 		                      477,735        4,938,696
Net Income(Loss)			   $        4,585,485        6,503,877
for October, 2021

		STATEMENT OF CHANGES IN NET ASSET VALUE

			             Managing           Unit
				      Owner 	      Holders	     Total
Net Asset Value (86,064.581    $     2,896,908    100,430,636    103,327,544
units) at September 30, 2021
Addition of 		 	              0        442,000        442,000
286.661 units on October 1, 2021
Redemption of 		 	              0    (2,817,403)    (2,817,403)
(1,860.489) units on  October 31, 2021*
Net Income (Loss)               $       137,804      4,447,681      4,585,485
for October, 2021
         			   -------------   -------------   -----------


Net Asset Value at October 31, 2021
(84,523.452 units inclusive
of 32.699 additional units) 	      3,034,712    102,502,914    105,537,626
				  =============  ============= ==============


		GLOBAL MACRO TRUST October 2021 UPDATE
                      Year to Date     Net Asset
Series	  October ROR	  ROR	    Value per Unit    Units 	 Net Asset Value
--------- ----------  ------------  --------------  -----------   -------------
Series 1    4.27% 	     4.40%  $  1,095.20	   66,068.586 $    72,358,449
Series 3    4.60% 	     7.77%  $  1,701.69	   10,786.808 $    18,355,818
Series 4    4.76% 	     9.36%  $  2,257.17	    3,880.094 $     8,758,030
Series 5    4.54% 	     7.10%  $  1,601.21	    3,787.964 $     6,065,329

* Series 1 units redeemed on or before the eleventh month-end following their sale may be charged a redemption fee of from 4% to 1.5% of Net Asset Value, depending on investment amount, length of ownership and type of account purchasing the units.

To the best of my knowledge and belief,
the information contained herein is
accurate and complete.



	/s/ Harvey Beker
	Harvey Beker, Chairman
	Millburn Ridgefield Corporation
	Managing Owner
	Global Macro Trust



			Millburn Ridgefield Corporation
			55 West 46th Street, 31st Floor
			      New York, NY   10036




				November 16, 2021
Dear Investor:

Gains from trading energy, interest rate and equity futures outweighed losses from trading non-energy commodities and currency forwards.

Long positions in Brent crude, WTI crude, RBOB gasoline, London gas oil and heating oil were profitable. Energy prices rose due to persistent strong demand increases for energy as market participants continue to expect the 3Q growth slowdown to be temporary, and as businesses and consumers increased their usage of everything from gasoline to jet fuel as governments lifted social curbs. These higher prices were supported too by a restrained supply response from both OPEC and non-OPEC producers. A short U.S. natural gas trade was also profitable late in the month when prices fell after Russia signaled more supply would be forthcoming next month.

For most of the month interest rates rose and yield curves steepened in response to high inflation globally and signs that growth would improve from the 3Q slowdown. Indications that major global central banks, led by the Fed and Bank of England, were preparing to scale back QE programs also underpinned interest rate increases. Late in the month, however, worries arose that central banks might overreact to the recent surge in inflation with premature interest rate increases that would curb the economic recovery. Indeed, half of the G-20 countries and numerous Latin American and Eastern European countries have raised official interest rates or signaled QE changes recently. This led to a flattening of yield curves with short-and medium-term rates rising while long-term rates receded from earlier highs. Short positions in U.S., British and Italian note and bond futures were profitable. Short positions in U.S., British, Canadian and European short-term interest rate futures were also profitable. Furthermore, long positions in U.S. and British bond futures posted small gains.

Trading of equity futures was mixed but profitable during October. Long positions in U.S. Dow Jones and S&P equity futures and a short VIX position were particularly profitable as strong earnings news caused traders to shrug off disappointing US employment and growth reports. A long position in Canadian stock futures was also profitable. Short Brazilian and Korean equity futures positions and trading of Japanese equity futures posted small gains too. On the other hand, short positions in Chinese, Hong Kong and emerging market index futures registered losses as they rebounded following recent sharp declines. Trading of European equity futures was slightly unprofitable as well.

Grain trading was fractionally unprofitable as short wheat and corn positions and trading of soybean oil each registered small losses. Wheat prices have risen recently to the highest levels since May as tight supplies brought on by drought conditions across wheat producing regions of North America and Russia earlier this year led to disappointing harvests. Meanwhile, low precipitation forecasts in the hard red winter wheat belt for next spring suggest production will not increase soon. Corn futures prices, which touched 9-month lows in early September due to hurricane reduced exports, experienced gains recently as the prospects of drought in the US coupled with rising wheat prices supported a run-up in prices of the yellow grain.

Trading of metal futures was mixed and fractionally unprofitable in the wake of growth uncertainties. Small losses from trading gold, silver and aluminum outdistanced small gains from trading London copper and zinc.

Trading of soft commodity futures was flat as a slight gain from a long cotton trade was offset by the loss on a short coffee trade. Cotton futures prices rose in October, reaching the highest since July 2011, amid constrained supply from top producers, ongoing supply chain issues, and rising demand from the textile industry. Arabica coffee futures prices rose to a 7-year high of $2.1/lb in mid-October as demand remained strong.

Currency trading was mixed and marginally unprofitable during October. Commodity currencies benefitted from strong commodity prices, and the currencies of countries where interest rates were rising relative to trading partners also strengthened. Short Australian dollar, Canadian dollar and pound sterling trades relative to the U.S. dollar and trading the Swiss franc against the U.S. unit registered losses, as did long euro trades against the Norwegian, Swedish and Polish currencies. On the other hand, long positions in the New Zealand dollar, Russian ruble and South African rand versus the U.S. dollar were profitable. In addition, a short Brazilian real trade against the dollar was profitable due to ongoing political and economic turmoil in Brazil. A short yen/long dollar trade was also profitable.


    				 Very truly yours,

				       Millburn Ridgefield Corporation
					Harvey Beker, Chairman
					George E. Crapple, co-Chairman